Filed by Ivanhoe Capital Acquisition Corp.

(Commission File No. 001-39845)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Ivanhoe Capital Acquisition Corp.

Form S-4 File No. 333-258691

A transcript of the IPO Edge Fireside Chat with Rohit Makharia, President & COO of SES Holdings Pte. Ltd., on October 5, 2021 follows:

Jarett Banks (IPO Edge) (00:26):

Hello and welcome to another IPO Edge fireside chat event. We have a very special guest today, the president and COO of SES Holdings, which is a lithium-metal battery supplier for electric vehicles. Rohit Makharia will be joining us in just a bit. Now, SES Holdings plans to merge with Ivanhoe Acquisition Corp. There will be a vote on that sometime in the fourth quarter, although no date has been set as of yet. But first, just a bit of housekeeping. One of the things that we like about these events is that you, the audience, get to ask questions and you can do that by submitting them through the Zoom portal or by emailing editor@ipo-edge.com. If you can't watch the whole thing or you want to watch it again, the replay will be available about an hour after the live event at ipo-edge.com. Now, before I bring on Rohit, let's watch a short video to let us know a little bit more about SES.

Rohit Makharia (SES) (01:51):

For nearly a decade. SES has been a pioneer in the hybrid lithium-metal battery space. Through our unique cell design, AI-powered software, and manufacturing capabilities, we are well-positioned to deliver our superior hybrid lithium-metal batteries at scale. Conventional lithium-ion cells are made up of a metal oxide cathode, a separator, and graphite anode. The liquid electrolyte in lithium-ion cells provides the conductivity for lithium-ions. This design has [inaudible 00:02:20] variety of applications, including electric vehicles. SES' battery is different. Introducing the SES hybrid lithium-metal battery. We've replaced the graphite anode with lithium-metal to deliver an ultra-high energy density battery, and it can be manufactured efficiently at large scale just like today's lithium-ion batteries. Our hybrid lithium-metal batteries are safe, long lasting, and capable of fast charge. They also are expected to deliver a longer driving range at a lower price over the long-term compared to lithium-ion batteries.

Rohit Makharia (SES) (02:56):

We start with a state-of-the-art high capacity cathode and separator. The next layer is SES' proprietary anode coating. This solid state material acts as a mechanical barrier to enhance battery cycle life and safety. Lastly, our proprietary wide format lithium-metal anode delivers incredible energy density. Once these elements are in place, we add a patented high concentration solvent and salt liquid electrolyte. The energy density of the SES hybrid lithium-metal battery is much greater than that of today's lithium-ion batteries. Our ultra-thin lithium-metal anode also keeps each battery cell lighter and more compact. In conventional lithium-metal batteries, dendrites are traditionally the key cause of battery degradation and damage. Our patented electrolyte and proprietary anode coating inhibit lithium dendrite growth and help extend battery life.

Rohit Makharia (SES) (03:51):

Safety is paramount when it comes to EV batteries, and SES has designed and implemented a four-layered approach to ensure that our batteries are safe for electric vehicles. Our solvent-in-salt electrolyte has low volatility and is self-extinguishing. Our anode coating adds a second barrier of protection. Our lithium-metal cell and module design minimizes dendrite-related performance and safety issues. Our AI algorithm developed using decades of lithium-metal cell testing experience allows SES to detect and likely predict safety issues before they become serious. We believe SES' comprehensive approach and our partnerships with some of the largest car companies in the world position us to be one of the first companies to bring lithium-metal batteries to market. All these factors make the SES hybrid lithium-metal battery a superior clean energy solution for today and tomorrow.

Jarett Banks (IPO Edge) (05:00):

Okay, great. Let's bring on our man of the hour. Rohit, how are you?

Rohit Makharia (SES) (05:07):

I'm good, Jarett, how are you?

Jarett Banks (IPO Edge) (05:11):

Great. Now, Rohit is, again, the SES president and COO and his background includes 19 years at General Motors, including 12 years in battery and fuel cell development and seven years in venture investment. Very impressive background. Rohit, let's start at the top. Why a SPAC and why now?

Rohit Makharia (SES) (05:37):

Jarett, as everyone knows, the world is transitioning to electric vehicles. First it was happening slowly and now it's happening really, really fast. The market is growing. It's expected to grow exponentially really for many years and maybe even decades. For SES it was actually a really, really simple decision. We have been developing this technology which we call the hybrid lithium-metal battery. This is a next generation lithium-metal battery that we've been working on for over nine years. What we know is that the technology is ready. We have been doing the development for all this while. In fact, we are the only company that we know of in the next generation battery space that has actually tested our batteries with third parties. We have gotten validation from these tests results. We also have validation from our customers that are really eager to bring our technology into commercial vehicles.

Rohit Makharia (SES) (06:46):

Then also the whole company as a whole, we are transitioning from a technology development company to a manufacturing company, and we want to bring this technology at scale to market. Putting all of these pieces together it felt like it was just the right time for the company as we made this transition to go on this journey where we decided to go public via SPAC, raise capital. Really, it's all about achieving our vision.

Jarett Banks (IPO Edge) (07:22):

There are some super impressive PIPE anchor investors in this, including General Motors, Hyundai Motor, Geely Holding, Kia, and SAIC Motor. What do you expect to use the proceeds for?

Rohit Makharia (SES) (07:37):

Yes. The proceeds will be used for, one, we want to commercialize these batteries. Right now we're making these batteries at a smaller scale, and then we are already in the middle of scaling up these batteries, both in terms of its size and manufacturability to be able to work with real automotive customers, the kind of customers you mentioned earlier. One, there's definitely battery development itself that needs to happen before we commercialize particularly for automotive customers alongside with them. That's one. Second, we will be establishing our supply chain to be able to support all of this battery development and commercialization. We will also be setting up key manufacturing capability and facilities along the way. We already have two facilities, battery prototyping facilities, in the US and China. We can talk about that more later. But we also will use the proceeds to set up a Gigafactory, which is a pilot facility, and then move into commercialization with our forced expansion, which will get us from 10 gigawatt-hour to 30 gigawatt-hour. Which means you can serve a variety of different customers and be capable of delivering batteries for many, many hundreds of thousands of vehicles.

Jarett Banks (IPO Edge) (09:02):

Now, the CEO of the SPAC, Ivanhoe Acquisition Corp is also the CEO of Ivanhoe Mining, a major global miner, which I'm sure we could see some synergy there ahead. Why did you choose to partner with Ivanhoe?

Rohit Makharia (SES) (09:21):

Yeah, that's a great question. We considered many different SPACs along the way, we spoke to quite a few. Most SPACs were actually very high quality SPACs, but what they offered was a really solid financial vehicle to be able to go public and to a merger. But Ivanhoe not only offered us that, but then the connection with Robert Friedland, who's the key principle and the CEO of Ivanhoe Acquisition Corp. He is also the founder and the executive chairman Ivanhoe Mines. But even more importantly, he's a supporter and really understands raw materials. He really understands raw materials, and was very clear that he wants to merge with us to be able to help us get access to that kind of raw materials. Now, Ivanhoe Mines certainly we can imagine having a really strong relationship in the future as we access these materials, have need for this sort of material at scale.

Rohit Makharia (SES) (10:28):

Well, just the overall support and the guidance that we can get from Robert as it relates to access of raw materials, copper, nickel, lithium. These are all materials that are going to be really hard to come by as the EV market scales into the next decade really starting in the middle of this decade. There's already a lot of work integration that is happening from automakers, from cell makers like ourselves, upstream into the raw material supply chain. We wanted to make sure that we have someone alongside us that can help us, again, create those partnerships relationships and really provide insight into raw material sourcing.

Jarett Banks (IPO Edge) (11:11):

That's great. I'm going to bring my colleague Alexandra Lane in for a bit and I'll be back for the Q&A just a little bit later. Alexandra, take it away.

Alexandra Lane (IPO Edge) (11:21):

Yeah. Thanks Jarrett and hello, Rohit.

Jarett Banks (IPO Edge) (11:24):

[crosstalk 00:11:24]-

Alexandra Lane (IPO Edge) (11:24):

Hi. I know you've just talked a little bit about the background, but do you want to expand a little bit more on the background and history of SES and maybe what your vision is for the company?

Rohit Makharia (SES) (11:39):

Yeah, yeah, absolutely. SES, we are a next generation battery company. There are many battery companies today that are serving the lithium-ion battery market. We want to bring hybrid lithium-metal batteries to market starting in the middle of this decade. Why hybrid lithium-metal? Because lithium-metal can provide the best energy density that is achievable, again, from a [inaudible 00:12:11] principle perspective. We want to create a battery that has the highest energy density. What does that mean? That means that we want to create a battery that is light or lighter than any other battery available, and it's compact, it's small. What this translates to from a customer perspective is that it gives the customer and EVs a much longer range. When you get in your car, you can drive long distances without having to worry about running out of juice or recharging.

Rohit Makharia (SES) (12:42):

Along with that, it also helps reduce costs and make the vehicle affordable at the same time. So it's a win-win for a customer and an automaker that is scaling up into EVs. For us we chose a specific approach called the hybrid lithium-metal, and we can talk about that more. But effectively what we've done is that we've combined the lithium-metal energy density along with the manufacturability that already exists for lithium-ion batteries. People who know this industry know that it's really hard to bring the two together, high energy density of lithium-metal batteries and the manufacturability of lithium-ion, and we bring that together. That's what we do. As a company, it was founded in 2012. The company was spun out of MIT from our founder and who's the CEO still, Qichao Hu, who's been at the helm of the company for the last nine years.

Rohit Makharia (SES) (13:44):

Really this technology along the way has been developed from a very small material company. Now we are at a point where we have batteries that we can sample and get third party testing and attract real customers. The company has made a lot of progress over the last nine years. Along the way, the company has also built two prototyping facilities since we were spun out of MIT. One prototyping facility where we do a lot of our R&D development work is in Boston. We've also built another prototyping and development facility in Shanghai, China, especially to be able to get access to talent and supply chain in Asia as it relates to battery. Along with all of this progress, we have onboarded, over the years, many strategic partners and shareholders that are really helping us build this company and these strategic partners span the full value chain of the battery company.

Rohit Makharia (SES) (14:47):

Jarett mentioned automakers like General Motors, Hyundai, SAIC, Shanghai Automotive, Geely. We also have customers in SK and LG, some of the biggest battery cell manufacturers in the world. We also have partnership with equipment manufacturers such as Applied Materials and Foxconn that see lithium-metal as the future of the battery. Along with that we also have partnerships with raw material suppliers like Tianqi Lithium that are one of the biggest miners in the lithium space. Which is, again, very critical for lithium-metal battery to have partnerships with companies in that space. We've also really built very carefully this roster of investors and supporters over the years that are helping us. We really span the full battery value chain. In terms of the vision of the company, we envision that SES is going to play a really critical role as the whole world transitions towards clean energy. We'll play our part.

Rohit Makharia (SES) (15:50):

We are starting with electric vehicles. That's one of the biggest markets, and one of the ways to make a big impact. We also envision that our batteries will power many other applications in the future including, say electric vehicle, take off and landing vehicles, eVTOLs or even high altitude pseudo satellites along with drones, many other applications. We envision the company to become a powerful and impactful battery company that can help make the transition to electric.

Alexandra Lane (IPO Edge) (16:28):

Yeah, it's a really exciting prospect. You were just talking a bit about your really powerful and really influential shareholders and partners. Is there anything else that you would like our audience to know about the background of the management team of SES?

Rohit Makharia (SES) (16:44):

Yes, absolutely. It starts with the founder of the company. Like I said, he's been at the helm of the company for the last nine years, continue to lead us. He's from MIT, Harvard, a very capable founder that I have seen grow into the CEO role over the last many years. I had an opportunity when I was back in General Motors. to serve on the board of SES for many years. I just have simply seen both Qichao and the management team grow beautifully into [inaudible 00:17:15] and build this really solid company. I'm very, very proud of being part of this team myself, very proud of the team. I come from GM. Like I said, I met Qichao first in 2015, I think, when we made the investment. Since then, I've also observed this team just grow and achieve all of these really impressive milestones.

Rohit Makharia (SES) (17:44):

Our CFO, she's a woman and she has both private and public company experience in the solar industry. A lot of that translates into batteries as we scale into manufacturing. We are very proud of our technical team. Our chief science officer and his whole team that are experts in materials, they come from the most prestigious universities, national labs. But then we also have a chief technology officer and his team. That team is made up of battery experts that have actually worked in the industry. They have brought real batteries to market when they were part of other big companies like SK, like LG, like a Johnson Controls. Then we have operations in Shanghai and Korea to, again, access talent supply chain and serve our customers in the Asia region. There's, well, the heads of those regions. They really represent both the technical and the business acumen to attract both talent and capital and serve our customers.

Rohit Makharia (SES) (18:56):

Our team is global and our team really differentiates itself as a next-generation battery company. When you look at a variety of battery companies, and there are quite a few that are working on lithium-metal batteries all around the world, what you will observe is that the management team and the technical team is very versatile in technology, but they are generally lacking in experience in bringing batteries to market. Therefore we have this team that has material experience, battery manufacturing experience, and then also experience working with automakers to bring these batteries to end users and customers.

Alexandra Lane (IPO Edge) (19:43):

Yeah, that is awesome. Let's talk a bit now about your vision for the EV battery market. I've got a few questions along those lines about certain technologies and maybe competitive response. But first of all, can you just paint a picture of your vision for the future of the EV battery market?

Rohit Makharia (SES) (20:05):

Yeah, sure. Since you've talked about technology, let me start by saying that EVs are just starting out. I mean, in the last five years they made tremendous inroads into the market, but there's still a long, long way to go. Everyone working in this industry understands that batteries have to evolve to really be able to demand the kind of market share that EV deserve and the car makers are gearing up for. The batteries of the future, I think, are going to be the batteries that win on a few different metrics. One, they need to be high energy density. They need to be able to go longer, and they need to be light and small. This has huge implications on the design of the vehicles and the customer experience. You can't talk about customer experience with EVs without talking about fast charge.

Rohit Makharia (SES) (21:13):

Fast charge is another capability that EVs now already are starting to get, but it needs to yet improve as we improve batteries. These batteries need to last a long time and they need to be safe. The batteries of the future will have all of these different capabilities. But then the other really very critical metric is cost. These batteries also need to get more and more affordable. This goes back to, how do we get scale in the EV market? Because right now EVs cost a little more than internal combustion engines. But then the cost of electric vehicles do need to come down even more than what they already have, even more so to be able to get to that scale.

Rohit Makharia (SES) (22:06):

The other point that I'll mention is that for batteries, when you look at the batteries into the future, there will be a transition period where there will be many different diversity of batteries in the marketplace. Right now it's mostly lithium-ion batteries. We expect a transition to lithium-metal batteries for all the reasons I mentioned earlier. But then the other dimension that is generally overlooked is that lithium-metal batteries also can be an enabler for many different kinds of battery chemistries like iron-nickel batteries or ion battery, iron-phosphate batteries. I envision a world where the market is moving towards EVs and also the batteries are getting better, and the diversity of the batteries are also exploding while making it more affordable.

Alexandra Lane (IPO Edge) (23:07):

Yes. I mean, you just mentioned the diversity of batteries. Why would lithium-metals be the dominant technology, and what needs to happen in order for lithium-metal to gain share versus the incumbent lithium-ion technology that we know about now?

Rohit Makharia (SES) (23:28):

Sure. I can dive deeper into that. The lithium-ion batteries have been great and really they have been riding this cost curve for a long time. They're expected to continue to decrease in cost over time into the future, through the end of this decade really. There's a clear line of sight to that, especially given the experience of the last 10, 15 years. But with lithium-metal batteries, what you can do is that you can make some step function improvements. You can make the battery lighter and more compact. That means more electric vehicle driving range. But then you can also decrease costs. We anticipate that we can decrease costs significantly, even in the future as the lithium-ion battery cost goes down. We will continue to benefit from that cost reduction as we benefit from that scale. Also because our technology uses a lot of the similar manufacturing capability.

Rohit Makharia (SES) (24:30):

But then we will get another boost in affordability and price reduction because of the cost benefit that comes with higher energy density. Along with that, we have been able to show now, and this would not have been true much long before this conversation. Just in the last year, we've been able to show the kind of improvements that have been a barrier to entry for lithium-metal for a long time. We have shown high energy density, especially at low temperature and high power ratings, which have been quite difficult. We've shown fast charge, we've shown good cycle life and safety. This is all, again, tested by third parties. That has, again, given us confidence, given our customers confidence, that lithium-metal can in fact be introduced commercially not too far in the future.

Alexandra Lane (IPO Edge) (25:32):

Yeah. Then what would be the competitive response from some current large battery players to new entrants such as yourself with SES, and how is SES positioned to respond?

Rohit Makharia (SES) (25:47):

Yeah, that's a good question. In fact, the large battery cell makers are really, really impressive. We really respect these companies a lot. Companies like CATL, LG, SK, Panasonic, Samsung SDI. These are all battery companies that have been really champions when it comes to bringing lithium-ion to market. From a SES perspective, we do see them as really formidable challengers, especially as we try to bring lithium-metal to market. It's a race. I would say that what we have been doing for the last nine years is that we've been focused on enabling lithium-metal. We have developed a significant amount of unique technology, proprietary technology, for lithium-metal that we will utilize to bring this to market.

Rohit Makharia (SES) (26:47):

When we look at the timescale, at least from what we know from what we understand by conversations by reading, is that we are ahead. We are ahead of these incumbents in terms of introducing this technology. Also I had other next generation lithium-metal battery, companies as well that are either introducing all-solid state batteries or other forms of lithium-metal batteries. Time is definitely a big advantage and it's on our side and we want to leverage that to get scale, get cost reduction, and be able to really use that momentum to help us go into the marketplace before others.

Alexandra Lane (IPO Edge) (27:36):

Yeah. You just mentioned the all-solid state technology, and I'll get to a question about that in a moment. But is there anything else you would like our audience to know about how you think of the total addressable market currently, and then in the future as well?

Rohit Makharia (SES) (27:52):

Oh, yeah. There's no doubt this market is huge. Just last year I think this market was close to $20 billion. By the end of this decade it's expected to be north of $150 million, and by 2040 it's expected to be $350 billion, and that's just EVs. It doesn't even take into account other commercial vehicles, or drones, or boats, or satellites, consumer electronics, et cetera, et cetera. It's really actually quite hard to see a ceiling on this addressable market. It's just big, it's huge. There's a lot of room for companies like ourselves to grow into and really for others to play as well.

Alexandra Lane (IPO Edge) (28:34):

Yeah. Okay, so you had mentioned before a bit about this technology, but why is SES pursuing the hybrid lithium-metal battery approach versus the all-solid state tech approach?

Rohit Makharia (SES) (28:52):

Yeah, that's a question we get asked a lot. First thing, when you think about all-solid state batteries, I think what most people refer to is lithium-metal batteries. Everyone understands lithium-metal. By everyone I mean everyone who is familiar with this industry, works in this industry from first principles, physics, engineering, all of it, understands that lithium-metal is the end game. All of these solid state batteries also have lithium-metal. They're replacing the lithium-ion, the graphite, the Silicon anode, and lithium-ion with a lithium-metal anode. This is what everyone's doing, including ourselves. In fact, when this company started out, it was called... SES stands for Solid Energy Systems.

Rohit Makharia (SES) (29:40):

The company we did think that solid state was the way to go. But then around 2015, after a lot of work, we realized that there's some fundamental challenges and issues. As you think about bringing such a battery to market both from a performance perspective and a manufacturability perspective. This is when we had also started to see development in electrolyte technology, which we have carried forward for all these years now which enables lithium-metal batteries with liquid electrolyte. What we have focused on is bringing lithium-metal to market. We are not tied to a solid state approach, or a liquid approach, or a hybrid approach even. What we have focused on solving is customer issues. We've focused on developing a battery that has really high energy densities that can meet cost targets and, and the battery that our customers want and can be manufactured at scale. Then the implication of such a technology, when we combine lithium-metal with liquid electrolyte, with our anode coating, which has elements of solid state transport, what we get is this hybrid battery that performs under the full envelope of automotive requirements.

Rohit Makharia (SES) (31:03):

In fact, we just published some data recently last week on our social media channels, on our website. Again, third-party validated, where we showed how our batteries can get really high energy density, not just at one point solution, but really through a range of temperatures, especially low temperatures where solid state struggles. Why? Because lithium-ions move faster in liquid than solid, it's just physics. Same thing with high rate, meaning a high acceleration or high discharge rates. When a customer wants really high acceleration, we can provide that kind of acceleration through all kinds of temperatures and powers. We get a battery that actually works, number one. Number two, which is, again, not as appreciated when we think about next generation batteries is manufacturability. We have designed this battery to leverage a lot of the manufacturing experience over the last decade from lithium-ion and bring that to bear. From a manufacturing perspective as well, this battery is something that we think provides a lot better, faster way to market than an all-solid state approach.

Alexandra Lane (IPO Edge) (32:17):

Yeah. You've just talked about how your battery is superior to the competition. Tell us a bit more about what unique intellectual property enables the superior performance of the SES battery.

Rohit Makharia (SES) (32:34):

Yeah, absolutely. There are four elements of a battery that really enable this battery from a technology perspective. The first is electrolyte. We have developed electrolyte in-house that's a high concentration solvent-in-salt electrolyte. Most of the electrolytes that are used in batteries today in lithium-ion are just the opposite. They're low concentration and they're salt-in-solvent, which means most of the electrolyte is made of the solvent, and then you add some salt in it to be able to use as electrolyte. We do just the opposite. To do that, we have had to develop our own solvent molecule. We synthesize our own solvent molecule, and we have created this electrolyte formulation that is compatible with lithium-metal, compatible. This has been a key barrier for lithium-metal to be able to get to market.

Rohit Makharia (SES) (33:33):

Secondly, we also have a anode coating in development which helps prevent the growth of lithium dendrites and prevents it from punching from the anode to the cathode side through the separator. By the way, our liquid electrolyte as well helps with dendrites. It helps slow down the growth of dendrites, and then it also changes the morphology of these dendrites that grow on the anode side on lithium-metal, which have been the key failure mechanism for lithium-metal batteries. We've slowed down those processes. We've created barriers between anode and the separator to protect the battery. Thirdly, we also use lithium-metal in our batteries, and we have unique proprietary technology to be able to create lithium-metal battery cells that are large sized that are going to go into automotive vehicles. We believe we have unique technology to be able to create these large automotive battery cells using lithium-metal.

Rohit Makharia (SES) (34:33):

Then lastly, we pair all of this with our software. That's one area of focus that... battery companies, they only focus on materials, creating new battery designs, but then software is an afterthought. For us, software has been there from the start. In fact, the way we test ourselves and the way we ingest all of that data and feed it through training algorithms for our machine learning algorithms and AI-powered algorithms. Through those, we've been able to develop software that can augment our batteries and form this shield, this extra layer of protection, that helps detect any issues that might develop now or into the future. These are some of the key aspects of a battery that really helps with the high performance.

Alexandra Lane (IPO Edge) (35:23):

Yeah. Admittedly, I'm not a scientist so I don't understand all the terminology of what you've just explained, but I'm sure it was very valuable information for many in our audience who are more specialized in the space. Can you talk a little bit about why SES' battery is more manufacturable?

Rohit Makharia (SES) (35:45):

Yes, and definitely because that is one of our... that's something we are really proud of. When we build these lithium-metal batteries, we have tried to use as much of the materials, the components, the manufacturing processes that are already being built at scale, that are already being utilized at scale for lithium-ion to the order of 100 gigawatt-hour, which is just tremendous scale. We want to leverage that scale because, one, we don't want to reinvent the wheel. We want to be able to leverage the supply chain and then really very, very importantly, write down the cost curve that is already ongoing in the lithium-ion industry. We start with a cathode that is just like lithium-ion. We pair that with a separator, a porous separator, that is very similar to what is being used in lithium-ion today and already is being produced at scale.

Rohit Makharia (SES) (36:46):

We have a coating between the anode and the separator that, again, uses very similar processes that are being used today to coat separators. Then we pair that with this wide format lithium-metal anode which introduces this new process where... this lithium-metal anode requires some new processing. But then, and I'll come back to that in a minute, and then we fill this liquid electrolyte just like lithium-ion cells are filled today with liquid electrolyte. We use the processes, the equipment, the components that are already scaled up. As far as the lithium-metal foil is concerned and the anode is concerned, that process is simply laminating a copper foil with a lithium foil. The current anode process that uses graphite, or silicon, or a mixture of two is a much, much more complicated process. We actually, on the anode side, simplify the process significantly.

Rohit Makharia (SES) (37:49):

This is why we feel really good about manufacturability. In fact, if you were to walk into a SES hybrid lithium-metal say factory versus a lithium-ion factory, for the most part it will look very, very similar, very similar. Even the equipment that we are scaling up today is being manufactured by companies that make equipment for lithium-ion batteries for example. These are some of the reasons why we feel really good about manufacturing.

Alexandra Lane (IPO Edge) (38:19):

Yeah. Then, can you touch briefly about how your commercialization timeline compares to your competitors?

Rohit Makharia (SES) (38:27):

Yes. I think, I touched upon this a little bit earlier. But at least from what we know and what we read, we understand that we are at least a year ahead, if not a few years ahead, depending on which competitor you're looking at. But in all cases, we seem to be ahead of the competition in terms of introduction. We intend to commercialize these lithium-metal batteries and vehicles starting in 2025. That plan already has been kicked off. We are working with a variety of different customers as we go through the battery development, the vehicle development process. Yeah, we believe we are ahead in time and in technology, and in validation of our technology.

Alexandra Lane (IPO Edge) (39:16):

Great. Then I've got a couple more questions about, mostly pertaining to your global expansion plan. I know you touched on this also a little bit earlier, but is there anything else you would like our audience to know about your partnerships with GM and Hyundai?

Rohit Makharia (SES) (39:35):

Yeah. These partnerships are really important to us, really important. Because at the end of the day, we want to introduce this battery in vehicles and we are really fortunate to have such strong partners that can help us do that. At SES earlier this year, we signed the world's first A-sample joint development agreement with General Motors. Soon after we've signed the world's second A-sample development with Hyundai. These A-sample development agreements are really critical to a battery company like ourselves to be able to actually create a battery that a customer wants. Now that our technology is at a point where it's mature, we are working with car companies, GM, Hyundai and others to really build these batteries that will eventually find its way into a vehicle. These batteries are specified to be a certain size in terms of the dimensions as well as performance, so that they can be integrated into the vehicle down the road.

Rohit Makharia (SES) (40:41):

We are going through this process just like all battery companies do and all car companies do. They go through a process in the industry, people understand this it's A-sample, B-sample, C-sample. Which effectively means that you're going through creating a sample that can go into a vehicle and then really integrating that into the vehicle itself and validating that it works. That's the kind of partnerships that we've developed with GM and Hyundai. Like I said, we are working with others as well but more to come there. Then through these partnerships and through our own efforts, we will also be scaling up our manufacturability and we'll be putting in a pilot facility. In the '24 timeframe this will be operational and starting '25 we'll get into our first expansion which will really help us commercialize at scale.

Alexandra Lane (IPO Edge) (41:33):

Great. Before I hand it back to my colleague, Jarett for some audience questions, can you talk a bit about, especially in light of that last question, how this contributes to your global expansion plan and if you could speak to some of your near-term strategic goals and some milestones that you are looking to achieve in about three years’ time and so forth.

Rohit Makharia (SES) (42:07):

Sure. Yeah. In three years’ time we expect to have gone through the majority of the A and the B-sample development process. We would be right smack in the middle of C-sample development, which means that's one step before production and commercialization. We would have also built our pilot facility. We would have also started operations and plans around expansion in one facility. Really also, we expect to bring some new automotive customers in that timeframe also. These are some of the key milestones that we have plans to achieve. It's all really geared towards taking this technology that has been developed over the last nine years, and then commercializing it with our global team that is based in Boston, Shanghai, and Korea.

Alexandra Lane (IPO Edge) (42:57):

Awesome. Okay. I'm going to hand this back to my colleague, Jarett Banks and we'll get to a few of these audience questions.

Rohit Makharia (SES) (43:06):

Great, thanks [crosstalk 00:43:07]-

Jarett Banks (IPO Edge) (43:07):

Thanks Alexandra. Yes, so lots of questions from the audience. Thank you all for submitting those and please keep them coming. Okay, so we have one question here asking when SES will trade on the New York Stock Exchange. I think it's important to note that if people buy Ivan, it will automatically turn into SES after that merger occurs. There's no other action needed, the ticker will automatically flip, isn't that correct?

Rohit Makharia (SES) (43:43):

Yeah. We expect to close in quarter four of this year, that's what we know. People who follow Ivan can see that we filed the S4 and we even filed some comments to SEC recently. The process is going well and we expect to close this coming quarter.

Jarett Banks (IPO Edge) (44:05):

Right. Here's a question from the audience. Will the world be able to generate sufficient electricity to charge the batteries and transition to EV vehicles from the current internal combustion engine paradigm?

Rohit Makharia (SES) (44:20):

Yeah, that's a good question. I think the short answer is yes, the devil's in the details for sure. It really actually depends on the geography that you reside in. But when you just look at the forest instead of the trees, there's really no reason why the world would not be able to produce enough electricity to be able to support these EVs. So yeah, we don't see that necessarily as an issue. That's really an issue of infrastructure and just economic motivation for electric companies to put the infrastructure in as needed. But really, from a perspective of our battery company or working with EVs, we haven't seen that as a challenge that needs to be overcome, at least for quite some time.

Jarett Banks (IPO Edge) (45:13):

Great. Can you tell us more about how Ivanhoe will help you source raw materials for your batteries?

Rohit Makharia (SES) (45:22):

Yeah, sure. The simple answer is that we don't currently have any agreements with Ivanhoe Mines, where Robert Friedland is most closely associated. But in the future, we would suppose we could. We will look at all kinds of raw material supply chain when the time's right as we ready to scale up, Ivanhoe Mines being one of them. But again, like I had said in the beginning, Robert has been a very, very strong supporter and we fully intend to leverage his expertise, his connections, in the mining and the raw materials space to make sure that we get access to key materials that are needed, especially copper and nickel.

Jarett Banks (IPO Edge) (46:14):

Okay, great. Here's one, could you tell us more on your plans to recycle batteries?

Rohit Makharia (SES) (46:22):

Yeah, sure. That's actually one of the intellectual property that I didn't get much into. But we do plan to recycle our batteries and both in fact in our facilities, as well as batteries that are made using the hybrid lithium-metal approach. The one thing that is really, again, a strong selling point for our batteries is that most of it uses lithium-ion-like components and manufacturing processes. A lot of the battery recycling when we think about lithium-metal, the hybrid lithium-metal battery will use similar recycling processes. In fact, we have talked to recycling companies and there are many recycling companies that are recycling and have plans to recycle these lithium-ion batteries. We'll be able to leverage most of that. We also have unique IP around recycling of lithium-metal itself, and that is something we plan to leverage as we grow. But yes, we have full intentions of recycling our batteries including lithium-metal itself.

Jarett Banks (IPO Edge) (47:36):

Okay. Here's a couple questions about customers. Do we have any automakers as customers who are not investors, any pre-order volume? Anything like that?

Rohit Makharia (SES) (47:50):

Yeah. The customers that we have disclosed to-date are General Motors and Hyundai, those are the ones we have disclosed. We are not allowed to talk about volumes or their volumes. This is something that we have not talked about publicly. We cannot disclose that information. What I can say is that along with GM and Hyundai, we are working with other automakers around the globe. We are working with automakers in Europe, in China, and Japan, so more to come there, but no more new announcements to make.

Jarett Banks (IPO Edge) (48:33):

Okay. Do you expect to lock in long-term contracts with your OEM partners?

Rohit Makharia (SES) (48:40):

Yes. Yes. We do expect to be able to lock in long-term contracts. Mm-hmm (affirmative).

Jarett Banks (IPO Edge) (48:47):

Great. Here's another one. Do you see EV growth to be faster in some international markets than others, and do you feel that you're well-positioned for that?

Rohit Makharia (SES) (49:01):

Great question. The answer is yes on both accounts. Some geographies are already growing faster than others, especially when you look at certain regions in Europe. I mean, Norway's been a great, great example. It's a smaller market relatively, but it's been growing super-fast in EVs. Frankly, I believe even just until even recently, I think majority of their sales were EVs, new cells. But that's just a highlight in terms of how some markets can grow really fast. The other big market that has been growing fast, and is going to continue to grow fast, and will be the biggest EV market is China. That's a geography that really has benefited from all of the government incentives and the regulations and just the general incentive to move towards cleaner energy. The sales have been skyrocketing. There have been a lot of new players, new and old, in China, along with a lot of global players including some of our partners that are very, very active in Asia and China in particular.

Rohit Makharia (SES) (50:20):

We expect those regions to grow quite quickly. As far as Asia is concerned, we feel like we are really well-positioned to serve that market. We are one of the few, if not the only at least to my knowledge, next generation battery companies that has technology development in the US but also has operations in Shanghai, and has operations in Korea. Again, to be able to leverage the supply chain, stay close to our customers, and also very importantly, leverage talent. Most of the battery talent in the world as it relates to battery manufacturing, and scale up, and commercialization resides in Korea and China, and Asia at large. So yes, that geography is really important. We have been making SES and creating partnerships to make us really successful in that region also.

Jarett Banks (IPO Edge) (51:16):

Great. Here's another one. How soon might your batteries be used in eVTOLs, drones, or commercial vehicles?

Rohit Makharia (SES) (51:26):

Sure. Right now our focus is on passenger electric vehicles. Again, it's where we have the focus, we have the partnerships, and we have a lot of work. But we have also done quite a bit of work, for example, in drones. We've done work in high altitude pseudo satellites in the past. We are certainly looking at eVTOLs. We look at these markets as the next stepping stone from EVs. In particular with eVTOL that market is still very, very nascent. It reminds me of where EVs were maybe in early 2000s but is expected to grow. Really, the lithium-metal batteries are really well-suited, again, for eVTOLs, because eVTOLs they want to take off vertically and land vertically. What that requires is a lot of batteries to provide the power, but then it also requires that these batteries are very, very light and can be densely packed into these flying vertical takeoff and landing vehicles. Absolutely, we will certainly pursue that market when the timing's right.

Jarett Banks (IPO Edge) (52:37):

Great. Here's another one. Can this technology offer energy storage solutions to SUVs, trucks, buses, scaled down consumer electronics, and stationary applications including utility solutions?

Rohit Makharia (SES) (52:54):

Yeah. Good question. We get this quite a bit. I think our batteries can serve a lot of these different applications, a lot of these different application. But there will be applications where this battery won't necessarily be best suited for. For example, on the grid storage side, there are many other technologies that people are working on, and lithium-ion is already strong there. But the cost requirements, the longevity requirements, are quite different when it comes to grid storage in stationary for example. Same thing on the other side of the spectrum with wearables and consumer electronics. Again, there are some unique properties of lithium-metal batteries that may not be most suitable for that market. But when you think about the middle, the big middle, that's where lithium-metal batteries are going to be really well-suited for, like I said, all the way from passenger vehicles, commercial vehicles, drones, satellites, boats, eVTOLs, you name it. Market's huge, but it's not for all markets and all applications.

Jarett Banks (IPO Edge) (54:04):

Great. Here's a question on how do your batteries compare to silicon anode batteries?

Rohit Makharia (SES) (54:13):

Yes. There have been a lot of companies that are also working on silicon batteries. When you look at the, just history of battery development, the battery that wins, the battery that takes over the market, is the one that has the highest energy density. Again, because it's compact, it's light, it's cheap, and that's what drives battery growth and just this transition to electric batteries. Silicon is still very much a lithium-ion technology. We look at Silicon as an incremental improvement to lithium-ion. What Silicon does is that it takes the graphite in the anode, and if you had the technology, if you were to substitute all of that graphite for silicon, then you would get, again, a lighter battery, a more compact battery. But still the lithium-ion have to travel into the silicon just like they travel into the graphite and then come out as you charge and discharge the battery.

Rohit Makharia (SES) (55:18):

In the case of lithium-metal, what you have is a thin metal foil. Again, lithium-metal has generally been regarded by all engineers, scientists, specialists working in this industry. They all know that lithium-metal is a step change, not an incremental improvement to lithium-ion. With lithium-metal you have this thin lithium-metal foil where the lithium-metal just simply plates and strips from the surface. So you can make a battery that is much more compact than silicon, much more lighter, and then also cheaper. This is the reason why we have focused on lithium-metal batteries. Really, a lot of battery companies that we look at that are working on silicon are expecting to commercialize in the same or similar timeframe that we are looking to bring lithium-metal batteries. We feel like we are in a pretty strong position to be able to leapfrog that technology altogether.

Jarett Banks (IPO Edge) (56:16):

Okay, great. We've got a lot of questions. Unfortunately, we are running out of time, so we only have time for a few more. But I will make sure that Rohit gets a copy of all of these, and of course he can reach out to anyone directly. But we do thank everyone for attending here today. Yes. So we've got just a few more questions here. So very impressive technology and company, will you be able to discuss the comparative metrices between Li-ion and other battery technology in terms of capacity, energy density, charging time, and lifetime?

Rohit Makharia (SES) (57:00):

Sure. Yes. What a timely question. In fact, we just, I think today or yesterday, published our data comparing our technology to all other lithium-metal battery companies. You can go see that on our social media websites or our website. It's available for everyone to see. This is, again, a lot of this comparison comes from third-party testing data, third-party testing. Doing different third-party testing [inaudible 00:57:28] tested our battery cells and most of the data that we've published is from this third-party testing. In terms of energy density we've already demonstrated 370 watt-hour per kilogram. We expect to get to 400 watt-hour per kilogram as we scale the size. It's, again, best in class in the industry. We've also demonstrated 10 to 90% charging in 12 minutes. This is much better than what our customers are asking for. We've demonstrated 800 cycles with 80% retention with our three to four layer cells. We've also passed a variety of different safety tests such as nanopenetration, compatibility with lithium-metal electrolyte, the overcharge or short circuit test as well.

Rohit Makharia (SES) (58:14):

Again, that data is available for all to see. Please do go to our website. We've, in fact, made the full report available from these third party tests. Then kudos to Ivanhoe to really due diligence where they had [inaudible 00:58:25] through these third parties. All of that data is available and summarized for you to look at.

Jarett Banks (IPO Edge) (58:30):

I think that's a great way to end it. Rohit, thank you so much for joining us today. Thank you to my colleague, Alexandra, and thank you to you the audience. Again, that replay will be up in about an hour on ipo-edge.com. Have a great day, everyone. Thanks for joining.

Rohit Makharia (SES) (58:47):

Thank you.

****

Additional Information

This communication relates to the proposed business combination between Ivanhoe Capital Acquisition Corp. (“Ivanhoe”) and SES Holdings Pte. Ltd. (“SES”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Ivanhoe has filed a Registration Statement on Form S-4 with the SEC, which includes a document that serves as a joint prospectus and proxy statement, referred to as a proxy statement/prospectus, and which has not yet become effective. A proxy statement/prospectus will be sent to all Ivanhoe shareholders. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom. Ivanhoe will also file other documents regarding the proposed business combination with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF IVANHOE ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Ivanhoe through the website maintained by the SEC at www.sec.gov. The documents filed by Ivanhoe with the SEC also may be obtained free of charge upon written request to Ivanhoe Capital Acquisition Corp., 1177 Avenue of the Americas, 5th Floor, New York, New York 10036.

Participants in the Solicitation

Ivanhoe, SES and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Ivanhoe’s shareholders in connection with the proposed business combination. You can find information about Ivanhoe’s directors and executive officers and their interest in Ivanhoe can be found in Ivanhoe’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 31, 2021. A list of the names of the directors, executive officers, other members of management and employees of Ivanhoe and SES, as well as information regarding their interests in the business combination, are contained in the Registration Statement on Form S-4 filed with the SEC by Ivanhoe. Additional information regarding the interests of such potential participants in the solicitation process may also be included in other relevant documents when they are filed with the SEC. You may obtain free copies of these documents from the sources indicated above.

Forward-Looking Statements

All statements other than statements of historical facts contained in this communication are “forward-looking statements.” Forward-looking statements can generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” and other similar expressions that predict or indicate future events or events or trends that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics, projections of market opportunity and market share. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of SES's and Ivanhoe's management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of SES and Ivanhoe. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the shareholders of SES or Ivanhoe is not obtained; the failure to realize the anticipated benefits of the business combination; risks relating to the uncertainty of the projected financial information with respect to SES; risks related to the development and commercialization of SES's battery technology and the timing and achievement of expected business milestones; the effects of competition on SES's business; the risk that the business combination disrupts current plans and operations of Ivanhoe and SES as a result of the announcement and consummation of the business combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; risks relating SES’s history of no revenues and net losses; the risk that SES’s joint development agreements and other strategic alliances could be unsuccessful; risks relating to delays in the design, manufacture, regulatory approval and launch of SES’s battery cells; the risk that SES may not establish supply relationships for necessary components or pay components that are more expensive than anticipated; risks relating to competition and rapid change in the electric vehicle battery market; safety risks posed by certain components of SES’s batteries; risks relating to machinery used in the production of SES’s batteries; risks relating to the willingness of commercial vehicle and specialty vehicle operators and consumers to adopt electric vehicles; risks relating to SES’s intellectual property portfolio; the amount of redemption requests made by Ivanhoe's public shareholders; the ability of Ivanhoe or the combined company to issue equity or equity-linked securities or obtain debt financing in connection with the business combination or in the future and those factors discussed in Ivanhoe's Annual Report on Form 10-K, filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 31, 2021, under the heading "Risk Factors," and other documents of Ivanhoe filed, or to be filed, with the SEC relating to the business combination. If any of these risks materialize or Ivanhoe's or SES's assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Ivanhoe nor SES presently know or that Ivanhoe and SES currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Ivanhoe's and SES's expectations, plans or forecasts of future events and views only as of the date of this communication. Ivanhoe and SES anticipate that subsequent events and developments will cause Ivanhoe's and SES's assessments to change. However, while Ivanhoe and SES may elect to update these forward-looking statements at some point in the future, Ivanhoe and SES specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Ivanhoe's and SES's assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.